KW 3/11

[redacted]

13014843

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 7 - 2013
Washington DC
400

SEC FILE NUMBER
8- 00071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richards, Merrill & Peterson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Skywalk, U.S. Bank Building
(No. and Street)

Spokane, WA 99201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom McDonald 509-624-3174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800	Spokane,	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JP 3/14/13

OATH OR AFFIRMATION

I, John Larson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richards, Merrill & Peterson, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public
State of Washington
AMMIE J ELLINGSON
MY COMMISSION EXPIRES
DECEMBER 9, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

100 years THAT COUNTS 1913–2013

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplementary Information for

Richards, Merrill & Peterson, Inc.

December 31, 2012

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplementary Information for

Richards, Merrill & Peterson, Inc.

December 31, 2012

CONTENTS

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.

Report on Financial Statements

We have audited the accompanying statement of financial condition of Richards, Merrill & Peterson, Inc. (Company), as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richards, Merrill & Peterson, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
February 25, 2013

This page intentionally left blank.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

		December 31, 2012
Cash	$	721,294
Cash segregated under federal regulations		25,013
Clearing deposits		45,199
Furniture and equipment, at cost, less accumulated depreciation of $7,647		12,196
Prepaid expenses		21,271
Debit balances in customers' cash accounts		1,772
Federal income taxes receivable		16,658
Total assets	$	843,403

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payable to dealers - customers' securities failed to receive	$	11,311
Payable to customers		2,739
Accounts payable and accrued liabilities		22,278
Dividend and interest payable		6,603
Deferred income taxes		2,379
Total liabilities		45,310
STOCKHOLDERS' EQUITY		
Common stock $1 par value; 50,000 shares authorized; 951 shares issued and outstanding		951
Additional paid-in capital		142,171
Retained earnings		654,971
Total stockholders' equity		798,093
Total liabilities and stockholders' equity	$	843,403

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF INCOME

	Year Ended December 31, 2012
REVENUES	
Commission income	$ 1,603,231
Investment advisory fee income	650,175
	2,253,406
EXPENSES	
Commissions	1,044,362
Employee compensation	518,782
Service provider charges	167,616
Professional services	136,543
Occupancy	92,022
Sales expenses	54,872
Communications	57,717
Subscriptions	44,716
Taxes other than income taxes	45,612
Regulatory fees	33,061
Quotation services	17,570
Other operating expenses	62,708
	2,275,581
Loss from operations	(22,175)
OTHER INCOME	
Interest and dividends earned	6,961
Other	11,405
	18,366
Loss before income tax	(3,809)
Income tax expense	
Current	926
Deferred	523
	1,449
Net loss	$ (5,258)

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2011	$ 951	$ 142,171	$ 935,229	$ 1,078,351
Net loss	-	-	(5,258)	(5,258)
Dividends paid to stockholders	-	-	(275,000)	(275,000)
Balance, December 31, 2012	$ 951	$ 142,171	$ 654,971	$ 798,093

See accompanying notes.

	Year Ended December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (5,258)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation	7,647
Change in assets and liabilities	
Cash segregated under federal regulations	9
Clearing deposits	(20,746)
Receivable from customers	(1,718)
Prepaid expenses	302
Federal income taxes payable	(27,153)
Payable to dealers	(2,000)
Deferred federal income taxes, net	(523)
Dividends and interest payable	(407)
Accounts payable and accrued liabilities	(2,994)
Net cash from operating activities	(52,841)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(4,323)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholders	(275,000)
NET CHANGE IN CASH	(332,164)
Cash, beginning of year	1,053,458
Cash, end of year	$ 721,294
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for income taxes	$ 18,650

See accompanying notes.

Note 1 – Organization and Nature of Business

Richards, Merrill & Peterson, Inc. (Company) is a registered broker/dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 – Significant Accounting Policies

Basis of accounting – Customers' securities transactions are recorded on a settlement-date basis, generally three business days after trade date for municipal, corporate, and equity securities and one business day after trade date for U.S. government securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2012, and for the year then ended, the Company's financial condition and results of operations using the settlement-date basis are not materially different from recording transactions on a trade-date basis.

Cash and cash equivalents – For the purposes of reporting cash flows, cash and cash equivalents include deposits with financial institutions in amounts that periodically exceed the federal insurance limit. See Note 8 for additional details.

Depreciation – Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives of five to seven years. Depreciation expense for the year ended December 31, 2012, was $7,647.

Paid time off – Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

Accounting estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (continued)

Investment advisory fees – Investment advisory fees are billed on a quarterly basis at the beginning of each quarter.

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. As of December 31, 2012, the Company had no deferred tax assets recorded.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions on January 1, 2009, which had no financial statement impact to the Company. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 10 for additional details.

Subsequent events – The Company has evaluated subsequent events through February 25, 2013, the date the audited financial statements were available to be issued, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 3 – Net Capital Requirement

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. The SEC also requires the ratio of aggregate indebtedness to net capital shall not exceed 1,500% (15 to 1). At December 31, 2012, the Company had net capital of $747,965, which was $497,965 in excess of its total Rule 15c3-1 required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.031 to 1.

The Company is also subject to the Depository Trust Company and the National Securities Clearing Corporation $500,000 capital requirement. At December 31, 2012, the Company exceeded this requirement by $247,965.

Note 4 – Cash Segregated Under Federal Regulations

Under Rule 15c3-3 of the Securities and Exchange Commission, cash of $25,013 has been segregated in a special reserve bank account for the benefit of customers.

Note 5 – Securities Owned

The Company did not own any securities at December 31, 2012.

Note 6 – Line of Credit

The Company has available a $1,000,000 unsecured line of credit from a bank. Borrowings bear interest at the bank's prime rate, which averaged 3.25% for 2012; however, the minimum rate on the line is 4.5%. The agreement expires March 31, 2013. No borrowings were outstanding at December 31, 2012.

Note 7 – Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2012, the Company contributed $50,141.

Note 8 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The amount on deposit with financial institutions fluctuates, and frequently exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Company to credit risk. As of December 31, 2012, the Company had approximately $496,307 in uninsured deposits held at corresponding financial institutions.

Note 9 – Lease Agreement

The Company is leasing office space on a three year lease. Monthly rental expense at year end was $6,629. Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2012, pertaining to premises and equipment, future minimum rent commitments under various operating leases are as follows:

Year Ended December 31,		
2013	$	13,258
Total minimum payments required	$	13,258

Note 10 – Income Taxes

Federal income tax was computed at statutory rates after giving effect to nondeductible items and general business tax credits and contribution carryovers.

The components of income tax expense consist of the following at December 31, 2012:

Current tax expense	$	926
Deferred tax expense		523
Income tax expense	$	1,449

The deferred tax liability at December 31, 2012, relates to differences between book and tax depreciation. The components of the net deferred income tax liability in the statement of financial condition are as follows:

Deferred tax liability		
Depreciation	$	2,379

Note 10 - Income Taxes (continued)

The effective tax rate differs from the statutory federal rate at December 31, 2012, presented as follows:

Federal income tax at statutory rates	$ (1,295)
Effect of permanent differences	4,896
Effect of lower brackets	(2,516)
Other	364
Income tax expense	$ 1,449

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to tax examinations by U.S. tax authorities for years before 2009. The Company does not have any uncertain tax positions. As of December 31, 2012, there is no accrued interest or penalties recorded in the financial statements.

SUPPLEMENTARY INFORMATION

	December 31, 2012
NET CAPITAL	
Total stockholders' equity	$ 798,093
Deduct nonallowable assets	50,125
Net capital	$ 747,968
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 45,310
Deduct deferred federal income tax	2,379
Deduct adjustments based upon deposit in Special Reserve Bank Account	19,844
Total aggregate indebtedness	$ 23,087
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital	$ 747,968
Minimum net capital required	250,000
Capital in excess of minimum requirement	$ 497,968
Ratio of aggregate indebtedness to net capital	3.09%

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2012, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on the audited financial statements.

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

CREDIT BALANCES		
Payable to dealers - customers' securities failed to receive	$	11,311
Free credit balances and other credit balances in customer accounts		2,739
Dividend and interest payable		6,603
Total 15c3-3 credits	$	20,653
DEBIT BALANCES		
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection	$	1,754
Total 15c3-3 debits	$	1,754
RESERVE COMPUTATION		
Excess of total credits over total debits	$	18,899
105% of credit balances in excess of debit balances	$	19,844
Required deposit	$	-
Net amount in reserve bank account	$	25,013

The computation of reserve requirements pursuant to SEC Rule 15c3-3 as of December 31, 2012, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on the audited financial statements.

SCHEDULE III – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2012 (for which instructions to reduce to possession or control had been issued as of December 31, 2012), but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

Amount	None
Number of items	None

2. Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2012, excluding items arising from temporary lags, which result from normal business operations as permitted under Rule 15c3-3.

Amount	None
Number of items	None

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.

In planning and performing our audit of Richards, Merrill & Peterson, Inc. (Company) for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 (continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 (continued)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 25, 2013

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

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